Roger Gant Work History

1982-86 Self-employed Real estate investment (flipped houses in Raleigh)

86-92 Glen Raven Mills, Inc Industrial engineer, marketing

93-2001 IBM Support Engineer

2002-2012 Elon University: Teaching and Learning Technologies -Manager of Learning Management System

2012 to present Retired, real-estate investment.